SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2014

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. y A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter dated September 9, 2014 filed with the Comision Nacional de Valores and the Bolsa de Comercio de Buenos Aires.

By letter dated September 9, 2014 and in reference to the end of the Public Auction Period of the Notes Class XVII and XVIII issued by the Company,  we attach the following financial information missing in the Pricing Supplement dated Septmber 9, 2014.

Notes Class XVII
  Amount Issued: ARS 171,789,776
  Initial Applicable Exchange Rate: ARS 5.2352 = 1USD
  Issuance Price: 100.00% face value
  Variable Interest Rate: BADLAR+250bps
  Issuance Date: September 12, 2014
  Maturity Date: March 14, 2016
  Interest Installments: Quarterly payments starting December 12, 2014.
  Principal Installments: March 14, 2016
Notes Class XVIII
  Amount Issued: USD 33,706,257
  Initial Applicable Exchange Rate: ARS 8.4113 = 1USD
  Issuance Price: 102.179% face value
  Fixed Interest Rate: 4%
  Issuance Date: September 12, 2014
  Maturity Date: September 12, 2019
  Interest Installments: Quarterly payments starting December 12, 2014.
  Principal Installments: March 12, 2019 and September 12, 2019
Additionally we report that the issuance recieved orders for almost 3.6 times the maximum amount.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
September 11, 2013